UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

REACHLOCAL, INC.
(Name of Subject Company)

REACHLOCAL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

75525F104
(CUSIP Number of Class of Securities)

Tenlay Naliboff
General Counsel
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, California 91367
(818) 274-0260
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
(213) 485-1234

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following document relating to the proposed acquisition of ReachLocal, Inc. (the “Company”) by Gannett Co., Inc.  (“Parent”) and Raptor Merger Sub, Inc.: the transcript of a live video broadcast by the respective Chief Executive Officers of the Company and Parent to Company employees, made on June 27, 2016.

Transcript of Live Video Broadcast to Company Employees

SHARON:

Hello to the global ReachLocal team and thank you for joining me.  I have really exciting news to share with you all.

Today we are very pleased to announce that Gannett has signed a definitive agreement to acquire ReachLocal.

Gannett is a next-generation media company -- one of the largest in the US -- with enormous reach through the USA TODAY NETWORK which is comprised of USA TODAY and 107 local media organizations. Gannett touches more than 100 million people monthly, as well as tens of thousands of local businesses.

Before I get into what this means for our customers, partners and importantly, all of you, we are very fortunate to have with us here the CEO of Gannett, Bob Dickey.  Bob, thank you so much for joining us today.  I know our team will be eager to hear more about Gannett, what excited you most about ReachLocal, and what you see as the strategic fit between our two organizations.

BOB:

Thank you Sharon. I’m happy to be here today and share this exciting news.

Just as you say, Gannett is one of the largest media companies in the U.S. – in fact Gannett is the largest local to national media network in the U.S., and one of the U.K.’s leading regional media groups.

Since Gannett’s inception more than 100 years ago, our focus has been on local. Serving local audiences, local businesses and local communities. We have decades of experience cultivating connections across the U.S. and understanding our communities as no one else can.

Our local brands are at the heart of our communities and as part of the USA TODAY NETWORK they are at the center of our efforts to build one single nationwide news organization. Building this single nationwide network will help us achieve our goal of becoming the largest digital news network in all of America.

While our journalism defines who we are and what we do, integrating digital products within every part of our business and becoming a more digital, mobile audience-driven news organization is crucial for growing our future.

Last year was an important milestone year for the New Gannett. It marked a new beginning as we spun off from our former parent company to become a separate public company.  We got off to a tremendous start and we haven’t looked back as we continue to further transition to a digitally focused company and maintain a strong financial profile. This addition of ReachLocal is the perfect way to celebrate our first anniversary later this week.

One of our strategies is to aggressively expand our local footprint. By expanding, we enhance the depth and breadth of our news-gathering capabilities, delivering additional scale for our local-to-national strategy and driving more marketplace synergies.  We recently acquired Journal Media Group and last year the Texas-New Mexico Newspapers Partnership as well as the Romanes Group in the U.K.

This expands our reach for advertisers and makes our media organizations very attractive to marketers seeking multi-platform, impactful campaigns as well as smaller scale, targeted solutions.

Our multi-platform approach to advertising is tailored to the individual needs of advertisers, ranging from small, locally owned businesses to large Fortune 500 companies. Gannett typically reaches approximately 40% of the total domestic digital population, enabling advertisers to easily scale their messages from hyper-local to national and back again.

As you can see, ReachLocal’s products and services will be a natural fit for these businesses. ReachLocal will be an incredibly important part of Gannett’s digital strategy, and we believe that this combination will open up tremendous new opportunities for both companies.

ReachLocal is an exceptional company, with exceptionally talented employees and an outstanding history of innovation.  Together we will keep it that way.

Thank you again, Sharon.

SHARON:

Thank you so much Bob, for sharing those insights.

ReachLocal’s board of directors and I firmly believe that joining forces with Gannett at this time is a smart and bold strategic move for ReachLocal.  So let me tell you why.

This combination provides us with a unique opportunity to dramatically accelerate our business.  Thanks to the hard work of our dedicated teams, we’ve enhanced our technology platform and added exciting new products to offer a complete digital marketing platform for local businesses.  We’ve grown our core search marketing solutions and significantly expanded our software solutions with great products like ReachEdge and Kickserv.  We’ve also dramatically enhanced our go to market and support teams, providing our customers an outstanding level of service.  It’s quite impressive that as a standalone company we’ve been able to accomplish all of this while expanding our Adjusted EBITDA.

While we have made great strides, our ability to invest in product and growth has been severely constrained by our balance sheet.  Joining forces with Gannett - one of the most important next-generation media companies in the world, with significant reach, depth and an incredibly strong financial foundation - will dramatically increase our ability to innovate and deliver industry-leading products and services for our customers.  It will also open up new channels of customers to further grow our business.

This is also a very positive development for our business partners and resellers globally.  ReachLocal will be an important part of Gannett’s digital strategy and at the conclusion of Gannett’s  current digital marketing service arrangements the combined organization will also benefit from leveraging our digital marketing services products in Gannett’s existing 107 local markets in the U.S.  We believe that this combination will open up new opportunities far beyond what ReachLocal could accomplish on its own.  I am truly excited for the next phase of this company and what it holds for our customers and partners – and for all of you.

This is extremely positive news for ReachLocal employees.  Joining forces with a well-established company will give us access to investment capital to further innovate and drive our product roadmap.  As a key part of Gannett’s digital strategy, Gannett will reap the benefits of the strong digital marketing experience from the collective ReachLocal team.  We have a lot to add to this combination and I am confident that ReachLocal will be a strong contributor to Gannett’s success going forward.   ReachLocal will continue to operate as an independent division within Gannett and I will continue to lead the organization.

It’s very important that all of us keep in mind that we will remain separate companies until the deal closes, which we expect to be completed during the third quarter.   While this is big news, we must not allow it to be a distraction.  It’s critical that we stay focused on our business and continue to deliver an outstanding level of service to our customers. I want to see us continue the great trend of revenue growth and margin expansion that you have worked so hard to achieve.

I know you will have a lot of questions and we will answer them as we move forward through this process.  I will be in regular communication and will keep you up to date on our progress.

In summary, this is a milestone for ReachLocal.  We are going to be a part of the digital strategy of one of the largest players in the media world.  We strongly believe that this is a winning combination for our company, our employees, our customers and our business partners.  I’d like to thank Bob for being here in person with us today.  It’s a strong signal of Gannett’s commitment to this partnership. I am personally incredibly excited about the future and know that as the Reachlocal team we are going to flourish in our new home.  As we move forward, I and the rest of the executive team will be trying to touch base in as many locations around the world as possible, so look forward to seeing many of you soon.

Notice to Investors

The Offer described above has not yet commenced. This filing is not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the Company Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.reachlocal.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.